82-4170

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel email: info@gitennes.com
:om

SUPPL



06010326

SE

GITENNES REPORTS ON BUFFALO GOLD'S RED PROPERTY EXPLORATION

Vancouver, B.C, January 6, 2006 – Gitennes Exploration Inc. (TSX-GIT) has received a preliminary update from Buffalo Gold Ltd. on drill results from Buffalo's late season drill program on the Red Property in northern British Columbia. The Red Property is a copper-gold porphyry prospect within the northwest trending Quesnel terrain of the Intermontane Belt of northern British Columbia, Canada, approximately forty kilometres south of Northgate's Kemess Mine. Buffalo's drill program consisted of four drill holes totalling 626 metres. Three separate targets were tested during the program.

Drill hole R05-01 (042az/-55dip) was collared to test a coincident I.P. chargeability anomaly and Cu in soil geochemical anomaly approximately 150 metres west of drill hole R04-14. The hole was targeted to test the possible northwestern extension of the mineralized zone intersected in hole R04-14 (36.5 metres 0.26% copper and 0.12 g/t Au). Intervals of interest included:

Hole	From	To	Interval* (metres)	Cu (%)	Au (ppb)
R05-01	5.6	21.6	16.0	0.20	98
	86.6	145.7	59.1	0.14	79
	166.8	177.8	11.0	0.13	50

*There is insufficient information to determine whether intervals represent true widths

Drill hole R05-02 (042az/-55dip) was collared to test a NW trending gold and copper MMI anomaly which lies immediately south of and sub parallel to the main trend of copper-gold mineralization in the Main Target Area. Hole R05-02 returned low grade intervals.

Drill holes R05-03 (230az/-55dip) and R05-04 (042az/-45dip) were collared to test the SW-trending contact zone between an ultramafic intrusive unit to the southwest and a dioritic intrusive and Takla volcanic rocks to the northeast. Both holes were collared from the same site in the ultramafic unit, immediately south of the contact zone. Hole R05-03 was drilled to the southwest into the ultramafic unit and hole R05-04 was drilled to the northeast, through the contact zone and into the dioritic intrusives and Takla volcanic rocks. The contact zone was intersected at 23.8 metres in hole R05-04 and consisted of a 10-metre wide interval of mylonitic schist, followed by a sequence of altered, mineralized and variably porphyritic dioritic and andesitic rocks, terminating at 143.26 metres, still in copper mineralization. R05-04 intersected the following significant intervals.

Hole	From	To	Interval* (metres)	Cu (%)	Au (ppb)
R05-04	33.5	56.0	22.5	0.11	24
	65.0	112.9	47.9	0.16	45
	115.8	124.8	9.0	0.53	266
	128.2	143.26 (eoh)	15.0	0.17	60

*There is insufficient information to determine whether intervals represent true widths

The narrow un-mineralized intervals between the reported mineralized intervals are dykes of barren, post-mineral porphyry.

dlw 1/19

Gitennes is pleased by the results of Buffalo's program at the Red. Hole R05-04 not only expands the size of the zone of copper-gold mineralization at Red; it is significantly higher grade than most previous drill intercepts and suggests that further exploration is warranted.

The 2005 drill program at the Red Property was completed under the supervision of Dean Besserer P. Geo. of Apex Geoscience Ltd. All drill core was split on site and a split half of the entire drill core was shipped to TSL Laboratories of Saskatoon, Saskatchewan for analyses. Check analyses were performed on 5% of the core by ALS Chemex in Vancouver. Both TSL Laboratories and ALS Chemex perform repeat and standard analyses as part of their in house QA/QC program. The technical content presented in this release was reviewed by Jerry Blackwell, P. Geo., a qualified person as defined in National Instrument 43-101.

Buffalo has been granted an option to acquire a 60% interest in the Red Property. The Red Property is presently held under option by Gitennes Exploration Inc. which can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty.

A map showing the location of the 2005 drill holes is available at www.gitennes.com

For further information contact:

Gitennes Exploration Inc.
(604) 682-7970

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NEWS RELEASE

GITENNES - STEP-OUT DRILLING EXPANDS ZONE AT LEONARDO NORTE

Vancouver, January 5, 2006: Gitennes Exploration Inc. (TSX-GIT) has resumed drilling at its Tucumachay Project in central Peru. Prior to December 22nd six holes were completed. Significant results include:

Hole #	From...to... (metres)	Interval (metres)	Gold (g/t)	Location Relative to Hole T05-16 ("16")
T05-21	15.0 to 45.0 Including 22.3 to 45.0	30.0 22.7	1.00 1.11	50m west of 16
T05-22	13.5 to 25.5 Including 13.5 to 22.5	12.0 9.0	1.66 1.97	165m southwest of 16
T05-23	36.5 to 41.0	4.5	0.85	70m south-southwest of 16
T05-24	3.0 to 40.5 Including 3.0 to 5.6 Including 19.0 to 28.0 54.0 to 60.0	37.5 2.6 9.0 6.0	0.56 2.32 1.10 0.89	100m east of 16
T05-25	4.5 to 15.5	11.0	0.82	270m east-northeast of 16

These holes, when combined with the results from previously drilled holes T05-12 (18.0 m grading 1.21 g/t) and T05-16 (47.8 m grading 0.98 g/t gold), begin to outline two and possibly three zones of at-surface to near-surface mineralization in the Cerro Oeste – Leonardo Norte portion of the much larger La Nariz area. True thicknesses are not known, and are estimated to range from 60 to 90% of the interval lengths reported above.

Gold mineralization is being intersected in three features: (1) an upper mudstone at the Cercapuquio-Condorsinga contact, (2) underlying fractured or brecciated limestone and dolomite, and (3) steeply-dipping faults that are marked by strongly developed carbonaceous alteration, jasperoid and orpiment mineralization. The resulting geometry of the gold zones is one of a sheet of mineralization, as seen in holes T05 -12, -16, and -24 that leads away from the steep fault controlled mineralization intersected in holes T05-21 and -23.

Hole T05-22 is located at Cerro Oeste, a fault-repeated block that brings the mineralized sequence back to surface immediately west of the main drill area at Leonardo Norte. Earlier trenching had found strong mudstone-hosted mineralization (see news release of November 17, 2005), however previously reported holes T05-10 and -11 did not return comparable gold values in core. The favourable results in T05-22 indicate more drilling is warranted, including a re-drill of the upper portion of T05-10. Portions of the 120-metre-wide carbonate terrain between the mineralized mudstone at Cerro Oeste and the developing Leonardo Norte zone have yielded numerous mineralized surface samples (ranging from 0.1 to 1.7 g/t gold). Drilling is required to establish if portions of this intervening terrain are of economic interest.

One hole, T05-20, was drilled at the Encantada target, two kilometres northwest of Leonardo Norte. Core samples were not mineralized, however sufficient geological insights have now been gained to support drilling this zone to depth along the base of the hill, testing for a series of steeply-plunging tabular jasperoid zones.

Drilling at Tucumachay is continuing with a series of step-out holes along the western side of the La Nariz area. Although still at an early stage of exploration, results suggest that a zone of potential interest is being delineated.

The Tucumachay Project is held under option from Inmet Mining Corporation. Gitennes has met its obliged exploration expenditures under the agreement, and may now earn its 100% interest in the project by incurring additional expenditures of (approximately) US$ 650,000 before December 31, 2008. Once Gitennes has completed 12,000 metres of drilling Inmet may earn-back a 60% interest by spending three times Gitennes' total project-related expenses to that point.

Work at Tucumachay is under the supervision of James Foster (P.Geo.) and Alvaro Fernandez-Baca (P.Geo.). Analytical services are provided for by ALS Chemex Laboratories in Lima, Peru. The technical information contained in this release has been reviewed by Jerry Blackwell (P.Geo.), a Qualified Person as defined in National Instrument 43-101.

A drill plan that accompanies this news release is available at www.gitennes.com or can be e-mailed or faxed by request.

For further information contact:

Gitennes Exploration Inc.
(604) 682-7970

Cerro Oeste and Leonardo Norte Gold Zones




La Nariz
Greg
Road
Road
Big Wide Crack
25
26
14
15
La Guapita
30
11
Cerro Oeste
16
12
21
24
10
32
31
22
23
28
27
Leonardo Norte
13
Sinkhole
Leonardo
Straw Hut
Condorsinga
Cercapuquio
Condorsinga
Cercapuquio
Cliff
18
17
19
500 m

Road

100m

120m

T05-24

1.21Au / 18m

T06-30

T05-16

0.98Au / 47.8m

0.56Au / 37.5m

62m

0.3Au / 3.9m

T05-11

92m

T05-21

92.3m

Cerro

0.4Au / 7.5m

175m

71m

T05-12

1.0Au / 30m

T05-10

100m

T06-29

Oeste

T06-32

T05-23

72m

T05-28

80m

0.85Au / 4.5m

91m

T05-22

35m

T05-27

Leonardo Norte

1.66Au / 12m

T06-31

72m

Holes 27-32 Results are Pending

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NEWS RELEASE

GITENNES' PLACEMENT CLOSED – DRILLING RESUMES

Vancouver, December 5, 2005: Gitennes Exploration Inc. (TSX-GIT) announces that the private placement originally announced on November 1, 2005 closed on December 2, 2005. A total of 2,500,000 units were issued at a subscription price of $0.40 per unit for gross proceeds of $1,000,000. Each unit is comprised of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.50 until June 4, 2007. The warrant expiry date may be shortened if the daily closing price of the Company's shares exceeds $1.10 for twenty consecutive business days. Insiders subscribed for 9% of the placement. All securities issued in this placement are subject to a four month hold period.

The placement was completed with the assistance of several brokerage firms. The Company intends to pay cash commissions totaling $45,468.00 and issued 123,000 broker warrants as finder fees and/or commissions in connection with the offering. The terms of the broker warrants are the same as the warrants included in the private placement units.

A second phase of core drilling has begun at the Tucumachay Project. Up to 2,000 metres of drilling is planned for December and January on the La Nariz, Encantada and Cerro Oeste-Greg targets. This work follows upon an earlier phase of trenching and 1,984 metres of drilling in 19 holes (for detailed results refer to news releases dated November 17 and October 12, 2005). Located in central Peru, the Tucumachay property is held under option from Inmet Mining Corporation.

Additional information about the Company is available at www.gitennes.com and in the regulatory filings available within the "Company Profiles" section at www.sedar.com.

For further information contact:

Gitennes Exploration Inc.
(604) 682-7970

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

GITENNES – MORE TUCUMACHAY RESULTS, DRILLING TO RE-START

Vancouver, November 17, 2005: Gitennes Exploration Inc. (TSX-GIT) is pleased to provide an update of its on-going exploration at the Tucumachay Project in central Peru. Recent activity included trenching through deep overburden and weathered rock, the aim of which was to test the location and nature of certain geological contacts and structural relationships prior to the resumption of drilling. Preliminary results indicate gold mineralization is present in several of these trenches:

Trench	Target	Sample length (metres)	Gold (g/t)
T24239	Cerro Oeste	20.0	3.02
Incl.		6.0	6.34
T26119	Cerro Oeste	8.0	2.56
T29189	Greg	14.0	1.96
T28401	Encantada	6.0	5.01
T27882	Leonardo Norte	8.0	1.46

These results add to the developing exploration model at Tucumachay where three differing styles and sites of gold mineralization occur:

1) *Cerro Oeste – Greg*, where a four to five metre-thick mudstone sits between overlying sandstone and underlying limestone. The mudstone has been both surface-sampled and trenched intermittently through a 700-metre strike length and is anomalously mineralized with gold throughout. In the vicinity of T24239, T26119 and T29189 the mudstone and underlying limestone is cut by near-vertical zones of carbonaceous breccia that is strongly mineralized (i.e. 6.0 m grading 6.34 g/t gold) that is enveloped by softer, slightly lower grade sheared mudstone and limestone breccias. Of four earlier holes (T05- 8 to 11), half stopped short of testing the steep mineralized structure, and core recovery was very poor in the other two.

2) *Encantada*, where mineralized silicified limestone (jasperoid) occurs as manto-like bodies along bedding contacts and as thinner veins in joints and fractures. The trenched interval is adjacent to the mineralized interval in hole T05-1 (5.95 m grading 3.03 g/t). The mineralized manto was traced over a distance of 20 metres and is up to 6 metres thick. The same manto is thought to be offset beneath the trench, then is re-encountered 25 metres below surface by hole T05-5 (5.0 metres grading 2.71 g/t gold), and is open to depth and laterally.

3) *La Nariz*, where a large flat-lying, near-surface zone of mineralization is targeted across the axis of a broad fold. Trench T27882 exposed the western edge of the zone intersected in hole T05-16 (47.8 metres grading 0.98 g/t gold) and T05-12 (18 metres grading 1.21 g/t gold). This zone of variably silicified limestone collapse and fault breccias has been intersected in drilling up to 450 metres east of the trench, and is found in outcrop at several locations along the eastern edge of the fold.

Since the start of exploration at Tucumachay in mid-2004, crews have collected over 1,830 rock samples (of which 1,700 are chip channel samples over an aggregate distance of over eight kilometres) as well as 1050 soil samples, 367 MMI samples, and completed 1,984 metres of core drilling in 19 holes. Based on the results to date, it appears that the La Nariz area offers the best potential for proving-up a large tonnage, near-surface zone, followed by the Cerro Oeste – Greg and Encantada.

The 2005 drill programme will resume in early December and continue into January 2006.

The Tucumachay Project is held under option from Inmet Mining Corporation. Gitennes has met its obliged exploration expenditures under the agreement, and may now earn its 100% interest in the project by incurring additional expenditures of (approximately) US$ 800,000 before December 31, 2008. Once Gitennes has completed 12,000 metres of drilling Inmet may earn-back a 60% interest by spending three times Gitennes' total project-related expenses to that point.

Work at Tucumachay is under the supervision of James Foster (P.Geo.) and Alvaro Fernandez-Baca (P.Geo.). Analytical services are provided for by ALS Chemex Laboratories in Lima, Peru. The technical information in this release has been reviewed by Jerry Blackwell (P.Geo.), a Qualified Person as defined in National Instrument 43-101.

Additional information concerning Tucumachay, as well as other Gitennes gold, silver and copper projects, visit www.gitennes.com or contact:

Jerry Blackwell
President
604.682.7970

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

ISSUED: 34,829,431 **FULLY DILUTED: 40,595,441**

Vancouver, November 1, 2005: Gitennes Exploration Inc. (TSX-GIT) announces that it intends to complete a private placement of between 1,250,000 and 2,500,000 units at a price of $0.40 per unit for gross proceeds of up to $1,000,000. Each unit will be comprised of one common share and one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.50 for a period of 18 months after closing. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $1.10 for twenty consecutive business days. The private placement is available to accredited investors, and to family, friends and business associates, as provided for by local securities regulations, and is subject to regulatory approval. The securities issued in this placement will be subject to a four-month hold period. The Company further advises that insiders have expressed interest in subscribing for up to 250,000 units of the proposed placement.

The net proceeds of the private placement will be used for financing exploration and development activities on the Company's mineral properties and for general corporate purposes. At the Company's discretion and subject to acceptance by the Toronto Stock Exchange, the Company may pay finder's fees in cash or securities or a combination thereof.

Gitennes Exploration Inc. is an established mineral exploration company with properties in Peru and Canada. The Company is currently exploring a new gold discovery at its Tucumachay Project in Peru, held under option from Inmet Mining Corporation. Recent drilling returned favourable results on a large, near-surface target that is, itself, open for additional expansion through step-out drilling. It is one of many such prospects present at Tucumachay. It is the company's intention that drilling resume as quickly as possible.

Additional information about the Company is available at www.gitennes.com and in the regulatory filings available within the "Company Profiles" section at www.sedar.com .

For further information contact:

Jerry Blackwell
President
(604) 682-7970

The Toronto Stock Exchange has neither approved nor disapproved the information herein.